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                                  [LETTERHEAD]
                                 APRIL 7, 1999


Dobson Communications Corporation
13439 N. Broadway Extension, Suite 200
Oklahoma City, OK

    Re:  12 1/4% Senior Exchangeable Preferred Stock

    Ladies and Gentlemen:


    We have acted as special counsel to Dobson Communications Corporation ("Dobson" or the "Company") in connection with the issuance and sale of 64,646 shares of the Company's 12 1/4% Senior Exchangeable Preferred Stock (which, together with all accrued and paid dividends in kind are referred to herein as the "Old Shares") and the registration under the Securities Act of 1933 of up to 67,146 shares of the Company's 12 1/4% Senior Exchangeable Preferred Stock (the "New Shares"). The New Shares are to be offered in exchange for all outstanding Old Shares (the "Exchange Offer") as more fully set forth in the prospectus which forms are a part of the Company's Registration Statement on Form S-4, as amended (Registration No. 333-71633); (the "Registration Statement").


    In this connection we have examined the Company's Amended and Restated Certificate of Incorporation (including the Certificate of Designation creating the 12 1/4% Senior Exchangeable Preferred Stock) and Amended and Restated Bylaws, minutes of certain meetings of the Company's Board of Directors and have made such other investigations of fact and law as we deem necessary to render the opinions set forth herein.

    Based on the foregoing, we are of the opinion that the New Shares to be exchanged for the Old Shares in the Exchange Offer, when issued in accordance therewith, will be validly issued, fully paid and non-assessable.

    We hereby consent to the reference to our firm in the Prospectus under the caption "Legal Matters."

                                          Very truly yours,

                                          /S/ MCAFEE & TAFT
                                          A Professional Corporation